SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Table of Contents

1.	Press release of September 15, 2003
2.	Press release of October 1, 2003
3.	Press release of October 2, 2003
4.	Press release of October 14, 2003
5.	Press release of October 17, 2003
6.	Press release of October 31, 2003

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.
announces resolution of the Extraordinary General Meeting held on September 15, 2003

Athens, Greece — September 15, 2003 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today that the Extraordinary General Meeting of its shareholders which was held in Athens, Greece on 15 September 2003 approved a share capital increase of €518,304,225.24 through the capitalization of a portion of the account “balance from the issuance of shares above par value”, thus increasing the nominal value of each share of the company by €2.19, i.e. from €0.31 to €2.50. As a result the company amended the relevant Articles of Association.

Following receipt of the required approvals a second Extraordinary General Meeting will be called to approve a share capital decrease of €473,337,192.00 through the reduction of the nominal value of the shares from €2.50 to €0.50 per share, and a capital return of €2.00 per share to all shareholders.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

INQUIRIES:

Company Contacts:
Coca-Cola HBC
Melina Androutsopoulou	Tel: +30 210 618 3100
Director of Investor Relations & Business Development	e-mail: melina.androutsopoulou@cchbc.com

Coca-Cola HBC
Thalia Chantziara	Tel: +30 210 618 3124
Investor Relations Analyst	e-mail: thalia.chantziara@cchbc.com

European Press Contact:
Alastair Hetherington	Tel: +30 210 725 8194
FD Athens	Mobile: +30 694 775 2284
e-mail: alastair.hetherington@fd.com

U.S. Press Contact:
Brian Maddox FD Morgen-Walke	Tel: +1 212 850 5600 e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 5514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.
Invitation of Shareholders to an
Extraordinary General Meeting

Athens, Greece — October 1, 2003 — Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola HBC”, “CCHBC”, “the Company”), today announced the invitation of its shareholders to an Extraordinary General Meeting.

By decision of the Board of Directors of the Company, which was taken on October 1, 2003 in its meeting with number 628 and according to the provisions of Codified Law 2190/1920 “re: Societes Anonymes” and the provisions of article 17 of the Articles of Association of the Company, the Shareholders of the societe anonyme under the tradename “COCA-COLA HELLENIC BOTTLING COMPANY S.A.” and the distinctive title “COCA-COLA HBC” are invited to an Extraordinary General Meeting, which will be convened at the “VILLAGE CENTER” cinema, room 8, 3 Fragoklissias Street, Maroussi, Athens, Greece, on 31 October 2003 at 2:30 pm, with the following items on the Agenda:

1.	Decrease of the share capital by €473,337,192.00 through the decrease of the nominal value of each share of the Company by €2.00, (i.e. from €2.50 to €0.50) for the purpose of the re-capitalisation of the Company through the return of an equal amount of capital to the shareholders and the corresponding amendment and codification of Article 3 of the Articles of Association of the Company. Granting of the required authorisations to the Board of Directors of the Company for the necessary actions to complete the return of capital to the shareholders in cash, to set the record date and the payment date.

2.	Amendment of the terms (re-pricing) of existing stock option plans for employees of the Company and its affiliate companies, in accordance with article 13, para. 9 of Codified Law 2190/1920.

3.	Approval of the election of a new member to the Board of Directors in replacement of a director who resigned.

Shareholders who wish to participate in the Extraordinary General Meeting must deposit at the Company’s headquarters (9, Fragoklissias Str, Maroussi), at least five (5) days prior to the General Meeting, the relevant certificate of blocking of shares from the Central Securities Depository, and, in case of representation by proxy, the relevant legalisation documents.

Information concerning representation at the meeting for ADR holders (NYSE), CDI holders (ASX) and shareholders holding their shares through Lloyds TSB Registrars Corporate Nominee Ltd. will be distributed by the Bank of New York, Chess Depositary Nominees Pty Ltd. and Lloyds TSB Registrars Corporate Nominee Limited, respectively.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

ENQUIRIES:

Company Contacts: Coca-Cola HBC Melina Androutsopoulou Director of Investor Relations	Tel: +30 210 618 3229 e-mail: melina.androutsopoulou@cchbc.com

Coca-Cola HBC Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European Press Contact: Alastair Hetherington FD Athens	Tel: +44 207 269 7227 Mobile: +30 694 775 2284 e-mail: alastair.hetherington@fd.com

U.S. Press Contact: Brian Maddox FD Morgen-Walke	Tel: +1 212 850 5600 e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.
announces completion of Multivita acquisition in Poland

Athens, Greece — October 2, 2003 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today the completion of its acquisition of the Polish mineral water company Multivita sp.z o.o.

Coca-Cola HBC and The Coca-Cola Company have jointly acquired 100% of the shares in Multivita sp.z o.o. from Maspex sp.z o.o.

The acquisition involves production facilities at Tylicz and the company’s mineral water brands.

Doros Constantinou, Managing director of CCHBC, commented: “Poland is a key developing market for Coca-Cola HBC and this acquisition demonstrates our continuing commitment to it. Furthermore, with its considerable potential for growth, Multivita represents a significant extension to our range of products in Poland. The addition of this quality water brand is an excellent example of CCHBC’s strategy to broaden the selection of non-alcoholic beverages that we offer to our consumers.”

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

ENQUIRIES:

Company Contacts: Coca-Cola HBC Melina Androutsopoulou Director of Investor Relations	Tel: +30 210 618 3229 e-mail: melina.androutsopoulou@cchbc.com

Coca-Cola HBC Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European Press Contact: Alastair Hetherington FD Athens	Tel: +30 210 725 8194 Mobile: +30 694 775 2284 e-mail: alastair.hetherington@fd.com

U.S. Press Contact: Brian Maddox FD Morgen-Walke	Tel: +1 212 850 5600 e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.
announces discussions to acquire Greek potato chip company Tsakiris

Athens, Greece — October 14, 2003 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC), announced today that it is in discussions to acquire Tsakiris S.A., the second biggest brand in the Greek potato chip market with annual revenues of approximately €6 million and market share of around 10%. Tsakiris is a Greece-based subsidiary of ASE-listed Plias S.A.

The acquisition is subject to normal due diligence, CCHBC Board approval, and completion of closing documentation.

Doros Constantinou, Managing Director of CCHBC, commented:

“This transaction brings CCHBC a well-known Greek brand with significant potential. We will be able to leverage our unique domestic scale and infrastructure to develop the strong heritage of this brand. While we remain focused on our core strategy, Tsakiris complements well our diverse non-alcoholic beverage portfolio in Greece.”

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Company Contacts: Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: (+30) 210 618 3229 e-mail: investor.relations@cchbc.com

Coca-Cola HBC Thalia Chantziara Investor Relations Analyst	Tel: (+30) 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European Press Contact: Financial Dynamics Athens Alastair Hetherington	Tel: (+30) 210 725 8194 Mobile: (+30) 694 775 2284 e-mail: alastair.hetherington@fd.com

U.S. Press Contact: Financial Dynamics Brian Maddox	Tel: (+1) 212 850 5600 e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 5514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.
announces nine month results and conference call date

Athens, Greece — October 17, 2003 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) today announced that it will release nine month results on November 11th, 2003 at 8:30 am Athens time, 6:30 am London time, 1:30 am New York time. The press release and presentation slides will be available as of that time on our website: www.coca-colahbc.com.

A conference call, with financial analysts, discussing the results, will be hosted by CCHBC’s management at 4:00 pm Athens time, 2:00 pm London time, 9:00 New York time. Interested parties can access the live audio webcast through Coca-Cola HBC’s website (www.coca-colahbc.com). Participants should register on the website approximately 10 minutes prior to the start of the call.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES:

Company Contacts: Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: (+30) 210 618 3100 e-mail: investor.relations@cchbc.com

Coca-Cola HBC Thalia Chantziara Investor Relations Analyst	Tel: (+30) 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European Press Contact: Financial Dynamics Athens Alastair Hetherington	Tel: (+30) 210 725 8194 Mobile: (+30) 694 775 2284 e-mail: alastair.hetherington@fd.com

U.S. Press Contact: Financial Dynamics Brian Maddox	Tel: (+1) 212 850 5600 e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 5514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.
announces share capital increase and change in nominal value

Athens, Greece — October 17, 2003 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC), announces that the Extraordinary General Meeting of its shareholders which was held in Athens, Greece on September 15, 2003 approved a share capital increase of €518,304,225.24 through the capitalization of a portion of the account “difference from the issuance of shares above par value”, thus increasing the nominal value of each share of the company by €2.19, i.e. from €0.31 to €2.50.

The new share capital of the company amounts to €591,671,490 and is divided into 236,668,596 ordinary bearer shares with a nominal value of €2.50 each.

The above share capital increase has been approved by the Ministry of Development (decision no. K2-12183/24.9.2003). The Board of Directors of the Athens Stock Exchange has been informed of the above share capital increase and of the nominal value change at its meeting on October 16, 2003.

As of Monday October 20, 2003, the shares of the company will be trading on the Athens Stock Exchange with a nominal value of €2.50 each.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Company Contacts: Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: (+30) 210 618 3100 e-mail: investor.relations@cchbc.com

Coca-Cola HBC Thalia Chantziara Investor Relations Analyst	Tel: (+30) 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European Press Contact: Financial Dynamics Athens Alastair Hetherington	Tel: (+30) 210 725 8194 Mobile: (+30) 694 775 2284 e-mail: alastair.hetherington@fd.com

U.S. Press Contact: Financial Dynamics Brian Maddox	Tel: (+1) 212 850 5600 e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 5514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 5514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.
announces resolutions of the Extraordinary General Meeting held on 31 October 2003

Athens, Greece — October 31, 2003 — The Extraordinary General Meeting of the shareholders of Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC, Company) which was held in Athens, Greece on 31 October 2003 took the following decisions:

1.	As part of the leveraged re-capitalisation plan the Extraordinary General Meeting approved a share capital decrease of €473,337,192.00 through the decrease of the nominal value of each share of CCHBC by €2.00, (i.e. from €2.50 to €0.50) the return of an equal amount of capital to all shareholders and the corresponding amendment and codification of Article 3 of the Articles of Association of the Company. In addition the shareholders of Coca-Cola HBC granted the required authorisations to the Board of Directors of the Company for the necessary actions to complete the return of capital to the shareholders in cash. The record date and the payment date will be set by the Board of Directors once the necessary regulatory approvals have been obtained.

2.	Amended the terms (re-pricing) of the existing stock option plans for employees of the Company and its affiliate companies, in accordance with article 13, para. 9 of Codified Law 2190/1920.

3.	Approved the election of Doros Constantinou to the Board of Directors in replacement of Irial Finan who resigned.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

ENQUIRIES:

Company Contacts: Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: (+30) 210 618 3308 e-mail: investor.relations@cchbc.com

Coca-Cola HBC Thalia Chantziara Investor Relations Analyst	Tel: (+30) 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European Press Contact: Financial Dynamics Athens Alastair Hetherington	Tel: (+30) 210 725 8194 Mobile: (+30) 694 775 2284 e-mail: alastair.hetherington@fd.com

U.S. Press Contact: Financial Dynamics Brian Maddox	Tel: (+1) 212 850 5600 e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 5514 www.coca-colahbc.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By: /s/ Jan Gustavsson

Name: Jan Gustavsson Title: General Counsel & Company Secretary

Date: November 7, 2003